Exhibit 4.24

KINGSOFT CLOUD HOLDINGS LIMITED

2021 SHARE INCENTIVE PLAN

Adopted on November 15, 2021 and amended

on December 20, 2022 (with amendments

effective from HK Listing Date)

1.Purposes of the Plan. The purposes of this Share Incentive Plan (the “Plan”) is to promote the success and enhance the value of Kingsoft Cloud Holdings Limited, an exempted company formed under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the Directors, Employees, and Service Providers to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Directors, Employees, and Service Providers upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

2.Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

(a)“Administrator” means the Committee or one or more executive officers of the Company to whom the Board or the Committee may delegate the authority to grant Awards to Participants.

(b)“ADS(s)” means the American Depositary Share(s) representing the Shares.

(c)“Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system including but not limited to the Hong Kong Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the Codes on Takeovers and Mergers and Share Buy-backs.

(d)“Articles” means the memorandum and articles of association of the Company, as may be amended and restated from time to time.

(e)“Award” means the grant of Restricted Share Units, Share Options or other types of awards or benefit authorized to be granted under the Plan.

(f)“Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium. The Award Agreement shall be subject to the terms and conditions of the Plan.

(g)	“Board” means the board of directors of the Company.

(h)	“Change in Control” means the occurrence of any of the following events:

(i)	any person becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the

Company’s then outstanding voting securities;

(ii)	the consummation of the sale, lease, or disposition by the Company of all or substantially all of the Company’s assets; or

(iii)

the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Anything in the foregoing to the contrary notwithstanding, a transaction shall not constitute a Change in Control if its sole purpose is to change the legal jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(i)	“Committee” means the Compensation Committee of the Board.

(j)“connected persons” has the same meaning ascribed to it in the Hong Kong Listing Rules.

(k)“Continuous Service” means that the provision of services to any Group Company or Related Entity in any capacity of Director, Employee or Service Provider is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as a Director, Employee or Service Provider, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the any Group Company or Related Entity notwithstanding any required notice period that must be fulfilled before a termination as a Director, Employee or Service Provider can be effective under Applicable Laws. A Participant’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Participant provides services ceasing to be a Group Company or Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any leave of absence approved by any Group Company or Related Entity, including sick leave, military leave, or any other personal leave, (ii) transfers among any Group Company or Related Entity, or any successor, in any capacity of a Director, Employee or Service Provider, or (iii) any change in status as long as the individual remains in the service of a Group Company or Related Entity in any capacity of a Director, Employee or Service Provider (except as otherwise provided in the Award Agreement).

(l)“Control” means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

(m)	“Director” means a member of the Board or the board of directors of any Subsidiary or Related Entity.

(n)	“Disability” means total and permanent physical disability.

(o)“Employee” means any person, including an officer who is in the employment of any Group Company or Related Entity, subject to the control and direction of any Group Company or Related Entity as to both the work to be performed and the manner and method of performance (including any persons who are granted the Awards under the Plan as an inducement to enter into employment contracts with any Group Company or Related Entity).

(p)“Fair Market Value” means, (i) where the Shares underlying the Awards are dually listed on the Hong Kong Stock Exchange and Nasdaq, the higher of (1) the closing price of the Shares on the Grant Date as stated in the daily quotations sheet of the Hong Kong Stock Exchange or Nasdaq (as the case may be) and (2) the average closing price of the Shares or pre-Share closing price of the ADSs as stated in the daily quotations sheet of the Hong Kong Stock Exchange or Nasdaq (as the case may be) for the five business days immediately preceding the Grant Date, or (ii) where the Shares underlying the Awards to be granted are listed on any stock exchange other than the Hong Kong Stock Exchange, the closing price of the Shares as stated in the daily quotations sheet of the relevant stock exchange on which the Shares are traded on the Grant Date, or (iii) if the Shares are not so traded, the fair market value as determined by the Administrator in good faith and in its discretion on the Grate Date.

(q)	“Grant Date” means the date of grant of an Award as determined in accordance with Section 7(g).

(r)	“Group” means the Company and its Subsidiaries from time to time.

(s)	“Group Company(ies)” means the Company and/or any of its Subsidiary.

(t)	“Hong Kong Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended and supplemented from time to time.

(u)	“Hong Kong Stock Exchange” means the Stock Exchange of Hong Kong Limited.

(v)	“HK Listing” means the listing of the Shares on the Hong Kong Stock Exchange.

(w)	“HK Listing Date” means the date of the HK Listing.

(x)	“Nasdaq” means the Nasdaq Global Select Market.

(y)	“Participant(s)”, has the meaning set out in Section 5.

(z)	“Performance Target(s)”, has the meaning set out in Section 12(b).

(aa)“Plan” means this 2021 Share Incentive Plan, as amended from time to time.

(bb)“Related Entity” means any holding company, fellow subsidiary or associated company of the Company, including any business, corporation, partnership, limited liability company or other entity Controlled by the Company or a Subsidiary of the Company.

(cc)“Restricted Share Unit” means a restricted share unit granted or to be granted pursuant to the terms and conditions of this Plan.

(dd)“Share” means an ordinary share of the Company, as adjusted in accordance with Section 13 hereof.

(ee)“Share Option” means a share option granted or to be granted pursuant to the terms and conditions of this Plan.

(ff)“Service Providers” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as an Employee or Director) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of the long-term growth of the Group as determined by the Board. Service Providers may include persons who work for the Group as independent contractors where the continuity and frequency of their services are akin to those of

Employees. For the avoidance of doubt, Service Providers should exclude placing agents or financial advisers providing advisory services for fundraising, mergers or acquisition. They should also exclude professional service providers such as auditors or valuers who provide assurance, or are required to perform their services with impartiality and objectivity after the HK Listing.

(gg)“Subsidiary” means, with respect to a specific entity, (i) any entity (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of Directors or (y) more than a fifty percent (50%) interest in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with the applicable accounting standards, or (iii) any entity with respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another Subsidiary.

(hh)“substantial shareholder(s)” has the meaning as set out in the Listing

Rules.

(ii)“Trustee” means a professional trustee of the Plan as may be appointed by the Company from time to time in accordance with Section 4(f).

3.	Shares Subject to the Plan.

(a)As of the HK Listing Date, the Company has granted Awards pursuant to the 2021 Share Incentive Plan representing a total of 108,169,365 Shares. Subject to the provisions of this Section and Section 13 below, upon the HK Listing, the maximum aggregate number of Shares which may be issued pursuant to Awards granted under the Plan shall be no more than 380,528,480 of the Shares, proportionally adjusted to reflect any share dividends, share splits, or similar transactions.

(b)The Company may, to the extent not prohibited by the Applicable Law and the listing requirements of the applicable stock exchange or national market system on which the Shares are traded: (a) allot and issue Shares to the Trustee to be held by the Trustee pending the vesting of the Awards granted and which will be used to satisfy RSUs being vested and/or Share Options being exercised; or (b) direct and procure the Trustee to make on-market purchases of Shares or ADS to satisfy any RSUs upon vesting.

(c)2021 Share Award Limit. The maximum aggregate number of Shares which may be issued upon the vesting or exercise of all Awards to be granted after the HK Listing under the Plan and any other share award schemes of the Company (the “2021 Share Award Limit”), shall not exceed ten per cent. (10%) of the Shares in issue as at the date of HK Listing. The 2021 Share Award Limit may be subject to refreshment as specified in

Section 3(g).

(d)Service Provider Sublimit. The total number of Shares which may be issued pursuant to Awards to be granted to Service Provider Participants under this Scheme is 38,052,848 Shares, being not more than 1.0 percent (1.0%) of the total number of Shares in issue immediately upon the HK Listing. The Service Provider Sublimit may be subject to refreshment as specified in Section 3(g).

(e)Maximum Entitlement of a Grantee Unless approved by the Shareholders, the total number of Shares issued and to be issued upon the vesting or exercise of the Awards granted and to be granted under the Plan and any other share option scheme(s) of the Company to each selected Participant (including all vested, exercised and outstanding Awards but excluding any Award lapsed in accordance with the Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the “Individual Limit”). Any further grant of Awards to a selected Participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all options granted and to be granted to such selected Participant (including all vested, exercised and outstanding Awards) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of our Shareholders (with such selected Participant and his associates abstaining from voting). For any options to be granted in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such options for the purpose of calculating the exercise price of the options.

(f)	Calculation of 2021 Share Award Limit.

(i)

Prior to the HK Listing, any Shares underlying an Award (or portion of an Award) which is forfeited, cancelled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for the purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan. To the extent not prohibited by the Applicable Law and the listing requirements of the applicable stock exchange or national market system on which the Shares are traded, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for the purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

(ii)	After the HK Listing:

•	Awards lapsed in accordance with the terms of the Plan will not be counted for the purpose of calculating the 2021 Share Award Limit or the Service Provider Sublimit;

•

where the Company cancels Awards granted to a Participant, and make new issues new ones to the same Participant, the issue of such new awards may only be made under the Plan with available limit as provided in this Section 3 or any refreshed limit as approved by its Shareholders or independent Shareholders, as the case may be. The cancelled options or shares cannot be added back to replenish the aforesaid limit(s)

(g)Refreshing of 2021 Share Award Limit. The 2021 Share Award Limit and the Service Provider Sublimit may be refreshed from the later of three years after the adoption date of the Plan or three years after the date of the previous Shareholder approval for refreshment of the 2021 Share Award Limit or Service Provider Sublimit (as the case may be) by obtaining prior approval of our Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time. However, the refreshed 2021 Share Award Limit cannot exceed ten percent (10%) of the Shares in issue as of the date of such approval. Awards previously granted under the Plan and any other share schemes of the Company (and to which provisions of Chapter 17 of the Listing Rules are applicable) (including those outstanding, canceled or lapsed in accordance with its terms or exercised), shall not be counted for the purpose of calculating the refreshed 2021 Share Award Limit. Any “refreshment” within any three year period must be approved by shareholders of the Company subject to the following provisions: (i) any controlling shareholder(s) and their associates (or if there is no controlling shareholder, directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting; and (ii) the Company must comply with the requirements under Rules 13.39(6) and (7), 13.40, 13.41 and 13.42 of the Listing Rules.

(h)The Company may seek separate approval by its shareholders in general meeting for granting options or awards beyond the 2021 Share Award Limit provided the options or awards in excess of the limit are granted only to Participants specifically identified by the listed issuer before such approval is sought. The Company must send a circular to the shareholders containing the name of each specified participant who may be granted such options or awards, the number and terms of the options or awards to be granted to each participant, and the purpose of granting options or awards to the specified Participants with an explanation as to how the terms of the options or awards serve such purpose. The number and terms of options or awards to be granted to such participant must be fixed before shareholders' approval. In respect of any options to be granted, the date of the board meeting for proposing such grant should be taken as the date of grant for the purpose of calculating the exercise price under rule 23.03E of the Listing Rules.

4.	Administration of the Plan.

(a)	Plan Administrator. The Plan shall be administered by the Administrator.

(b)Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this Section 4, such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(c)Powers of the Administrator. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(i)	designate Participants to receive Awards;

(ii)	determine the type or types of Awards to be granted to each Participant;

(iii)	determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(iv)

determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(v)

determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(vi)	prescribe the form of each Award Agreement, which need not be identical for each Participant;

(vii)	decide all other matters that must be determined in connection with an Award;

(viii)	establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(ix)	interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(x)	make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

(d) Effect of Administrator’s Decision. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

(e)Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or the executive officer of the Company authorized by the Committee hereunder shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member or executive officer in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Articles, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(f)Appointment of Trustee. The Company may establish a trust and appoint a Trustee to assist with the administration, exercise and vesting of the Awards granted under the Plan. The Company may, to the extent permitted by the Applicable Laws, (a) allot and issue Shares to the Trustee, provided that such allotment and issue must be made to or for the benefit of specified Participants; and/or (b) direct and procure the Trustee to make on-market purchases of Shares, in either case to satisfy the Awards upon vesting or exercise. The Company shall, to the extent permitted by the Applicable Laws, provide sufficient funds to the Trustee by whatever means as the Board may in its absolute discretion determine to enable the Trustee to satisfy its obligations in connection with the administration, vesting and exercise of Awards. If a Trustee is appointed, the trustee holding unvested shares of the Scheme, whether directly or indirectly, shall abstain from voting on matters that require shareholders’ approval under the Rules, unless otherwise required by the Applicable Laws to vote in accordance with the beneficial owner’s direction and such a direction is given.

5.	Selected Participants. Any individual or entity, who is:

(a)an Employee (whether full-time or part-time), Director or officer of any member of the Group, including persons who are granted Awards under the Plan as an inducement to enter into employment contracts with any member of the Group;

(b)an Employee (whether full-time or part-time), Director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of the Group; or

(iii)	any company which is an associate of the Company;

(c)providing services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group (the “Service Provider Participants”); or

(d)trusts or entities established in connection with any employee benefit plan of the Company (including the Plan) for the benefit of a Participant as determined by the Board or the its delegate(s) from time to time to be entitled to participate in the Plan. In particular, Service Provider Participants include:

(a)Professional consultancy firms or individuals with expertise in the technical and services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group’s business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group’s financial or business performance, based on quantitative performance indicators to be determined by the Board or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group; and

(b)Consultants, such as professors, academics and reputable industry expert with distinguished backgrounds and expertise in technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to the Group’s business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by the Group, or otherwise will contribute significantly to the growth of the Group’s financial or business performance, based on quantitative performance indicators to be determined by the Administrator or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with the Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with the Group.

However, no individual who is resident in a place where the grant, acceptance or exercise of options pursuant to the Plan is not permitted under the laws and regulations of such place or where, in the view of the Administrator or the Compensation Committee, compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options. For the avoidance of doubt, placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, or professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity may not participate in the Plan.

In assessing whether the Service Provider Participants provides services to the Group on a continuing and recurring basis, the Board shall take into consideration the length and type of services provided and the recurrences and regularity of such services, and will benchmark such metrics against the performance of the Employees, officers and Directors of the Group to whom the Group provides equity incentives, while taking into account the purpose of the Plan and the objectives in engaging the Service Provider Participants. Our Company will also take into consideration the remuneration packages of comparable peers for similar service providers, based on available information in the industry.

In assessing the criteria for determining a person’s eligibility for the category of Service Providers, the Board will take into account a wide range of factors, including among others,

1)	the scale of their business dealings with the Group (in terms of fees payable to them, if applicable);

2)	the length of business relationships between them and the Group;

3)	the performance of the relevant person as Service Provider, including the quality of their services previously provided to the Group;

4)

their contributions to the profits and business development of the Group and potential contributions to be made to the Group in light of their experience, qualification, know-how and/or network, market condition of the services they provide;

5)	the scarcity of their services which may therefore justify compensation in the long run;

6)

the possibility of developing a long term business relationship with such person as a Service Provider to secure for the Group, the supply of certain quality services, which can avoid replacement cost and may reduce transaction cost in the long run;

7)	the positive impacts they have brought to the Group’s business development; and

8)	such other factors as the Committee may at its discretion consider appropriate.

6.	Awards Granted to Connected Persons

(a)	Connected Persons. The grant of any Awards after the HK Listing to connected persons shall be subject to all applicable rules and requirements under Chapter 14A and Chapter 17 of the Listing Rules.

(b)Directors, Chief Executive or Substantial Shareholders of the Company. Each grant of Awards to any Director, chief executive or substantial Shareholder of the Company (or any of their respective associates) must first be approved by the independent non- executive Directors (excluding any independent non-executive Director who is a proposed recipient of the grant of options). In addition,

(i)

where any grant of Awards (excluding grant of options) to any Director (other than an independent non-executive Director) or chief executive of the Company would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the terms of the Plan) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue at the date of such grant; or

(ii)

where any grant of Awards to an independent non-executive Director or substantial Shareholder of the Company (or any of their respective associates) would result in the number of Shares issued and to be issued upon exercise of all Awards already granted (excluding any Awards lapsed in accordance with the terms of the Plan) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% (or such higher percentage as may from time to time be specified by the Stock Exchange) of the Shares in issue, such further grant of Awards must be approved by the Shareholders in general meeting in the manner required, and subject to the requirements set out in, the Listing Rules.

(c)Circular. Where approval from shareholders or independent shareholders (as the case may be) of the Company are required for the grant of any Awards including the grant of Awards specified in Sections Error! Reference source not found., Error! Reference source not found. and Error! Reference source not found., the Company must send a circular to its shareholders containing the details as required under the Hong Kong Listing Rules, including among others, the details of the number and terms of the Awards to be granted to each Participant, which must be fixed before the shareholders’ meeting, and the relevant Participant , his/her associates and all core connected persons of the Company must abstain from voting in favor at such general meeting.

7.	Terms and Conditions of Awards.

(a)Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to a Director, Employee, or Service Provider that is not inconsistent with the provisions of the Plan and Applicable Laws and that by its terms involves or might involve the issuance of (i) Restricted Share Units, (ii) Share Options with an exercise price of no less than the Fair Market Value of the Shares, which, only with respect to Awards granted prior to the HK Listing, may be amended or adjusted in the absolute discretion of the Administrator, or

(iii)other types of shares or other types of awards or benefit authorized to be granted under the Plan.

(b)	Designation of Award. Each Award shall be designated in the Award

Agreement.

(c)Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the amount, if any, payable on acceptance of the Award and the period within which payments or call must or may be made or loans for such purposes must be repaid, the Award vesting schedule, repurchase provisions, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any Performance Target(s) as specified in the Award Agreement, if any.

(d)Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e)Term of Award. The term of each Award shall be the term stated in the Award Agreement.

(f)	Non-transferability of Awards.

(iii)

Prior to the HK Listing, unless otherwise determined by the Administrator and provided in the applicable Award Agreement, as the same may be amended, no Award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (whether by operation of law or otherwise) other than by will or Applicable Laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process. Upon any attempt to pledge, assign, hypothecate, transfer, or otherwise dispose of any Award or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or attachment or similar process upon the rights and privileges conferred by this Plan, such Award shall thereupon terminate and become null and void. Awards may be exercised during the lifetime of the Participant only by the Participant.

(iv)	After the HK Listing, Awards granted under the Plan must be personal to the respective Participant. No Awards may be transferred or assigned unless in accordance with a waiver is granted by the Hong Kong Stock Exchange to allow a transfer to a vehicle (such as a trust or a private company) for the benefit of the Participant and any family members of such Participant (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the scheme and comply with other requirements of this chapter, provided that the beneficiaries of such a trust or the ultimate beneficial owners of the other transferee vehicles are disclosed as required by the Hong Kong Stock Exchange to the Company.

(g)Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which such Award is granted pursuant to the relevant Award Agreement, as approved by the Administrator, the Committee or the Board, from time to time (the “Grant Date”).

(h)Voting and Dividends. No dividends shall be payable and no voting rights shall be exercisable in relation to (i) any Share Options or Shares that are the subject of Share Options that have not been exercised and (ii) and unvested Restricted Share Units.

(i)Pari Passu. The Shares to be allotted and issued upon the exercise of a Share Option and vesting of a Restricted Share Units shall be identical to the then existing issued shares of the Company and subject to all the provisions of the Articles for the time being in force and will rank pari passu with the other fully paid Shares in issue on the date the name of the Participant is registered on the register of members of the Company or if that date falls on a day when the register of members of the Company is closed, the first day of the re- opening of the register of members, save that the Participant shall not have any voting rights, or rights to participate in any dividends or distributions (including those arising on a liquidation of the Company) declared or recommended or resolved to be paid to the shareholders of the Company on the register on a date prior to such registration.

8.	Terms and Conditions of Restricted Share Units.

(a)Vesting. The Shares underlying any Restricted Share Units granted may not be issued until vested pursuant to the applicable Award Agreement. The Administrator shall determine the time or times at which a Restricted Share Unit may vest in whole or in part. The Administrator shall also determine any conditions, if any, that must be satisfied before all or part of a Restricted Share Unit shall vest. Once vested, the Shares underlying the vested portion of the Restricted Share Units shall be issued to the Participant, subject to the terms of the Plan and the Award Agreement.

(b)Forfeiture and Repurchase. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of the Participant’s Continuous Service, any unvested portion of the Restricted Share Units shall automatically lapse and be forfeited for no consideration. Notwithstanding the foregoing, the Administrator may:

(i)

provide in any Award Agreement that forfeiture conditions relating to unvested Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specific causes; and

(ii)	in other cases waive in whole or in part forfeiture conditions relating to Restricted Share Units.

(c)Transfer Restrictions. The Administrator, in its discretion, may accelerate the time at which any Restricted Share Units may vest. Upon vesting, the Shares to be issued to the Participant shall become unrestricted and freely transferable by the Participant, subject to applicable legal restrictions, any lock-up agreement between the Company and any underwriter or depositary bank in connection with an offering, and the provisions of the Award Agreement, provided however, that unless approved by the Administrator, the Participant shall not transfer any Shares issued upon vesting, or any interest therein, to any person or entity that is a competitor of the Company, as determined by the Administrator in its sole discretion.

(d)Termination of Service. Unless otherwise provided in the Award Agreement, if a Participant’s Continuous Service terminates for any reason, the Restricted Share Units granted to such Participant, to the extent not vested, shall automatically lapse upon the Participant’s termination of Continuous Service. The Award Agreement may provide for conditions and other limitations in respect of the Restricted Share Units granted to a Participant if such Participant’s Continuous Service terminates for any reason.

(e)Termination by Death. If the Participant’s employment or service terminates as a result of death, any distribution or delivery to be made to the Participant under the Award Agreement will be made to the Participant’s designated beneficiary, provided that such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Committee or, if no such beneficiary has been designated or survives the Participant, the administrator or executor of the Participant’s estate. Any such transferee must furnish to the Committee with (i) written notice of his or her status as transferee, and (ii) evidence satisfactory to the Committee to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

9.	Terms and Conditions of Share Options.

(a)Exercise of Share Options. The Share Options may not be exercised until vested pursuant to the applicable Award Agreement. The Administrator shall determine the time or times at which a Share Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Share Option granted under the Plan shall not exceed ten (10) years from the Grant Date. A Share Option Award shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. The Administrator shall also determine any conditions, if any, that must be satisfied before all or part of a Share Option may be exercised. Once vested, the vested portion of the Share Option may be exercised in whole or in any part, at any time, subject to the terms of the Plan and the Award Agreement.

(b)Exercise Price. The exercise price per share subject to a Share Option shall be determined by the Administrator and set forth in the Award Agreement and in any event shall not be less than the Fair Market Value of the Shares. The exercise price per Share subject to a Share Option granted prior to the HK Listing may be amended or adjusted in the absolute discretion of the Administrator, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, subject to Section 19 and to the extent not prohibited by the Applicable Laws, a downward adjustment of the exercise prices of Share Options set forth in the Award Agreement shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants, provided that the adjusted exercise prices shall not be less than the Fair Market Value of the Shares.

(c)Transfer Restrictions. Unless approved by the Administrator, the Participant shall not transfer any Shares issued upon the exercise of any Share Option, or any interest therein, to any person or entity that is a competitor of the Company, as determined by the Administrator in its sole discretion. Subject to the prior approval of the Administrator, transfer to one or more natural persons who are the Participant’s family members or entities owned and controlled by the Participant and/or the Participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant’s family members, or to such other persons or entities as may be expressly approved by the Administrator. The Participant shall give written notice to the Administrator setting forth such desire to transfer, the number of Shares to be transferred, and at least the name and address of the proposed transferee. Upon receipt of the notice, the Administrator shall (i) have an assignable option to purchase any or all of such Shares, or (ii) approve or disapprove such transfer.

(d)Termination of Service. Unless otherwise provided in the Award Agreement, if a Participant’s Continuous Service terminates for any reason, the Share Options granted to such Participant, to the extent not vested and exercisable on the date of such

Participant’s termination of Continuous Service, shall automatically lapse upon the Participant’s termination of Continuous Service. The Award Agreement may provide for conditions on exercise and other limitations in respect of the Share Options granted to a Participant if such Participant’s Continuous Service terminates for any reason.

(e)Termination by Death. If the Participant’s employment or service terminates as a result of death, any distribution or delivery to be made to the Participant under the Award Agreement will be made to the Participant’s designated beneficiary, provided that such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Committee or, if no such beneficiary has been designated or survives the Participant, the administrator or executor of the Participant’s estate. Any such transferee must furnish to the Committee with (i) written notice of his or her status as transferee, and (ii) evidence satisfactory to the Committee to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

10.	Award Exercise or Purchase Price, Consideration and Taxes.

(a)Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be determined by the Administrator. Notwithstanding the foregoing provisions of this Section 10(a), in the case of an Award issued pursuant to Section 7(d) above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award, in each case, the value of the consideration shall not be less than the par value of a Share, unless otherwise permitted by Applicable Laws.

(b)Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator.

(c)Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes

(including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

11.	Exercise of Award.

(a)	Procedure for Exercise; Rights as a Shareholder.

(i)	Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii)

An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares.

(b)	Exercise of Award Following Termination of Continuous Service.

(i)	An Award may be exercised following the termination of a

Participant’s Continuous Service only to the extent provided in the Plan or the Award Agreement.

(ii)	Where the Plan or the Award Agreement permits a Participant to exercise an Award following the termination of the Participant’s

Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(c)Exercise in Violation of Applicable Laws. Notwithstanding the foregoing, regardless of whether an Award has otherwise become exercisable, the Award may not be exercised if the Administrator (in its sole discretion) determines that an exercise could violate any Applicable Laws or any lock-up agreement between the Company and any underwriter or depositary bank in connection with an offering.

(d)Exercise in Violation of applicable policies of the Company. Notwithstanding the foregoing, regardless of whether an Award has otherwise become exercisable, the Award may not be exercised if the Administrator (in its sole discretion) determines that an exercise could violate any applicable policies of the Company.

12.	Conditions Upon Issuance of Shares.

(a)Unless otherwise provided in the Plan or the Award Agreement, Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the advice of counsel for the Company with respect to such compliance.

(b)As a condition to the issuance of Shares under of an Award and unless otherwise determined by the Administrator, the Participant shall have achieved applicable Performance Targets prior to the date of such exercise, if applicable. The Performance Targets attached to the relevant grants that may be used by the Board or the Committee in granting Awards shall include among others, growth in earnings per share, growth in adjusted book value and return on equity or any other criteria as determined by the Board or the Committee, from time to time.

13.Alterations in the capital structure of the Company. In the event of any alteration in the capital structure of the Company by way of capitalisation of profits or reserves, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party) after the adoption date, the Board or the committee of the Board or person(s) to which the Board has delegated its authority (as applicable) shall make such corresponding adjustments, if any, as it in its discretion may deem appropriate to reflect such change with respect to:

(a)the number of Shares comprising the 2021 Share Award Limit or Service Provider Sublimit, provided that in the event of any Share subdivision or consolidation the 2021 Share Award Limit and Service Provider Sublimit as a percentage of the total issued Shares of the Company at the date immediately before any consolidation or subdivision shall be the same on the date immediately after such consolidation or subdivision;

(b)the number of Shares comprised in each award to the extent any award has not been exercised;

(c)	the Exercise Price of any option or issue price of any share award,

or any combination thereof, as the auditors or a financial advisor engaged by our Company for such purpose have certified satisfy the relevant requirements of the Listing Rules and are, in their opinion, fair and reasonable either generally or as regards any particular grantee, provided always that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. The capacity of the auditors or financial advisor (as the case may be) is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the grantees.

14.Inside Information. After the HK Listing, the Company shall not grant any Awards after inside information (as defined in the Hong Kong Listing Rules) has come to its knowledge until (and including) the trading day after it has announced the information. In particular, the Company shall not grant any Award during the period commencing one month immediately before the earlier of: (i) the date of the Board meeting (as such date is first notified to the Hong Kong Stock Exchange under the Hong Kong Listing Rules) for approving the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (ii) the deadline for the Company to announce its results for any year or half-year under the Hong Kong Listing Rules, or quarterly or any other interim period (whether or not required under the Hong Kong Listing Rules), and ending on the date of the results announcement. No Award may be granted during any period of delay in publishing a results announcement. Furthermore, no Awards shall be granted (i) during the period of 60 days immediately preceding the publication date of the annual results of the Company or if shorter, the period from the end of the relevant financial year up to the publication date of such results; and (ii) during the period of 30 days immediately preceding the publication date of the half-year results of the Company or if shorter, the period from the end of the relevant half-year period up to the publication date of such results. Subject to the Company’s insider trading policy, as amended from time to time, any Employee, executive officer or Director who possesses material inside information should not engage in any dealing in Shares until the start of the next trading day after the information has been publicly released.

15.	Change in Control.

(a)In the event that the Company is a party to a Change in Control, or upon a merger or consolidation involving the Company or any other event with respect to which the Administrator deems it appropriate, in all cases without the consent of the Participant, the Administrator may cause the Award to be:

(i)	assumed by the surviving corporation or its parent;

(ii)	continued by the Company if it is the surviving corporation;

(iii)accelerated to become vested and exercisable, in full or in part, as the Administrator deems appropriate;

(iv)	cancelled with or without consideration; or

(v)	exchanged or replaced with a substitute award, in each case with or without additional consideration.

To the extent not previously exercised, vested or settled, the Awards shall terminate immediately prior to the dissolution or liquidation of the Company

16.Cancellation of Awards. Subject to all Applicable Laws, the Board may (i) at any time with the consent of and on such terms as may be agreed with the relevant Participant or (ii) in the event of serious misconduct of the Participant, any material misstatement in the Company’s financial statements or other special circumstances as the Company deems appropriate, cancel Awards granted.

17.	Clawback. In the event that:

(a)a grantee ceases to be a selected Participant by reason of (i) the termination of his/her employment or contractual engagement with the Group for cause or without notice, (ii) termination of his/her employment or contractual engagement with the Group as a result of he/she having been convicted of a criminal offence involving his/her integrity or honesty, (iii) termination of his/her employment or contractual engagement with the Group as a result of he/she having received a regulatory or administrative penalty by a competent authority; or

(b)in the reasonable opinion of the Board, a grantee has engaged in serious misconduct or breaches the terms of this Plan in any material respect,

then the Board may make a determination at its absolute discretion that: (A) any Awards issued but not yet exercised shall immediately lapse, regardless of whether such Awards have vested or not, and (B) with respect to any Shares issued to the grantee pursuant to any Awards granted under the Plan, the grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares, or (3) a combination of (1) and (2).

18.Effective Date and Term of Plan. The Plan shall become effective upon the date hereof (the “Effective Date”). Unless otherwise terminated by the Board or the Committee pursuant to Section 19(a), the Plan shall continue in effect for a term of ten (10) years (the “Scheme Period”) after the Effective Date. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

19.	Amendment, Suspension or Termination of the Plan.

(a)Prior to the HK Listing, the Administrator may at any time amend, suspend or terminate the Plan (including without limitation amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any restrictions, imposed by the provisions of the Plan, which are not provided for in Chapter 17 of the Listing Rules), subject to any requirement of the Applicable Laws.

(b)After the HK Listing, (i) any alternations made to the terms and conditions of the Plan which are of a material nature, or made to the provisions of the Plan relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of the Participants or (ii) any change to the authority of the Board or the Administrator to alter the terms of this Plan, in either case, must be approved by the shareholders of the Company in general meeting. Any change to the terms of the Awards granted to a Participant (including a Director, chief executive or substantial shareholder of the Company, or any of their respective associates) must be approved by the Board, the Committee, the independent non-executive Directors and/or the Shareholders (as the case may be) making the initial grant, except where the alterations take effect automatically under the existing terms of the Plan. The Board’s determination as to whether any proposed alteration to the terms and conditions of the Plan is material shall be conclusive. The Plan shall terminate on the earlier of (a) the expiry of the Scheme Period; and (b) such date of early termination as determined by the Board, following which no further awards will be offered or granted thereunder, provided that notwithstanding such termination, the Plan and rules thereof shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any awards granted prior to the termination of the Plan and such termination shall not affect any subsisting rights already granted to any grantee thereunder. Awards complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the Plan and remaining unexercised and unexpired immediately prior to the termination of the operation of the Plan shall continue to be valid and exercisable in accordance with their terms of issue after the termination of the Plan.

20.	Reservation of Shares.

(a)The Company, during the term of the Plan, will at all times reserve such number of Shares as shall be sufficient to satisfy the Company's obligations to deliver Shares pursuant to the requirements of the Plan.

(b)The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21.Legending Share Certificates. In order to enforce any restrictions imposed upon Shares issued upon the exercise of Awards, the Administrator may cause a legend or legends to be placed on any share certificates representing the Shares, which legend or legends shall make appropriate reference to the restrictions, including, without limitation, a restriction against sale of the Shares for any period as may be required by Applicable Laws.

22.No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Participant any right with respect to the Participant’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related

Entity to terminate the Participant’s Continuous Service at any time and with or without notice.

23.No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of a Group Company or Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of a Group Company or Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation.

24.Vesting Schedule. The Awards to be issued to any Participant under the Plan shall be subject to the vesting schedule as specified in the Award Agreement. The vesting period of any Award granted under the Plan should not be less than 12 months, unless a shorter vesting period is approved by the Board and the applicable requirements under Rule 23.03F of Chapter 17 of the Listing Rules are complied with. Specific circumstances where Awards may be granted with a shorter period include:

(a)Grants of “make-whole” Awards to new joiners to replace the share awards they forfeited when leaving the previous employer, where the shorter vesting period shall reflect the remainder of the vesting period on the forfeited awards that was left to run;

(b)Awards to a Participant whose employment is terminated due to death or disability or occurrence of any out of control event where the vesting of Awards may accelerate;

(c)	Awards with performance-based vesting conditions in lieu of time-based vesting criteria;

(d)Awards that are made in batches during a year for administrative and compliance reasons. This may include Awards that should have been granted earlier but had to wait for a subsequent batch, in order to reflect the time from which an Award would have been granted;

(e)Awards that are granted based on commended performance of a Participant during the past 12 months as appraised by the Human Resources Department or the executives as designated by the Committee as justifiable to have receive additional Awards with shorter vesting period for retention purpose; and

(f)Awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months.

If the vesting date is not a business day, the vesting date shall, subject to any trading halt or suspension in the Shares, be the business day immediately thereafter.

25.Unfunded Obligation. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary of the Company.

26.Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

27.Governing Law. The Plan shall be governed by and construed in accordance with the laws of the Cayman Islands.

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